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                          October 30, 2020

       Russell Greenberg
       Chief Financial Officer
       INTER PARFUMS INC
       551 Fifth Avenue
       New York, NY. 10176

                                                        Re: INTER PARFUMS INC
                                                            Form 10-K for the
Year Ended December 31, 2019
                                                            Filed March 2, 2020
                                                            File No. 000-16469

       Dear Mr. Greenberg:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the year ended December 31, 2019

       Exhibit Index, page 117

   1.                                                   The consent of Mazars
USA LLP included in Exhibit 23 appears to be misdated.
                                                        Please amend your
filing to have Mazars USA LLP provide an appropriately
                                                        dated consent.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             You may contact Ameen Hamady at 202-551-3891 or in his absence, Jeanne Baker at
       202-551-3691 with any questions.
 Russell Greenberg
INTER PARFUMS INC
October 30, 2020
Page 2

FirstName LastNameRussell Greenberg   Sincerely,
Comapany NameINTER PARFUMS INC
                                      Division of Corporation Finance
October 30, 2020 Page 2               Office of Life Sciences
FirstName LastName